Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Renewable’s 2014 first quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2014 first quarter results conference call can be accessed via webcast on May 2, 2014 at 9:00 a.m. ET at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North
America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 1557#) until June 2, 2014.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE REPORTS STRONG FIRST QUARTER RESULTS

HAMILTON, Bermuda, May 2, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced strong results for the three months ended March 31, 2014.

“Our first quarter results reflect the strong performance from our portfolio and provide an early indication of the strategic impact of positioning the business for improving market fundamentals and expanding into new markets,” said Richard Legault, President and CEO. “We expect these initiatives to grow and diversify our revenue streams and to support the long-term growth of cash flows and distributions on a per-unit basis.”

Financial Results
Unaudited
US$ millions (except per unit or otherwise noted)	Three months ended March 31
	2014	2013
Generation (GWh)
- Total	5,711	5,535
- Brookfield Renewable's share	4,756	4,634
Revenues	$480	$437
Adjusted EBITDA(1)	$360	$319
Funds from operations (FFO)(1)	$185	$162
FFO per unit(1)(2)	$0.70	$0.61
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	For the three months ended March 31, 2014 weighted average LP units, Redeemable/Exchangeable units and General partnership units totaled 265.3 million (2013: 265.2 million).

Review of Operations

For the first quarter, adjusted EBITDA achieved a quarterly record of $360 million, an increase of 13% compared to $319 million in Q1 2013. Funds from operations (FFO) increased 14% to $185 million or $0.70 per unit as compared with $162 million or $0.61 per unit in the prior year. Results benefited from higher electricity prices in the northeastern United States and Brazil, which added $35 million to FFO in the quarter.

Total generation for the three months ended March 31, 2014 was 5,711 GWh, an increase of 176 GWh from the same period in the prior year.

The hydroelectric portfolio generated 5,001 GWh, in-line with the long-term average (LTA) of 4,916 GWh and an increase of 222 GWh as compared to the first quarter of 2013. Generation from existing hydroelectric assets was 4,711 GWh compared to 4,779 GWh for the prior year. Portfolios acquired in Maine during the quarter and the first quarter of 2013 contributed another 231 GWh of generation, and a facility commissioned in Brazil in the first quarter of 2013 contributed an additional 59 GWh.

The wind portfolio generated 610 GWh as compared to LTA of 635 GWh, and an increase of 71 GWh compared to the first quarter of 2013. Generation increased over the prior year due to improved wind conditions and an incremental 27 GWh from a full quarter’s contribution from facilities acquired in California in the first quarter of 2013.

The tables below summarize generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended March 31	2014	2013	2014	LTA	Prior Year
Hydroelectric generation
United States	2,591	2,561	2,794	(203)	30
Canada	1,311	1,282	1,193	118	29
Brazil (2)	1,099	936	929	170	163
	5,001	4,779	4,916	85	222
Wind Energy
United States	273	216	311	(38)	57
Canada	337	323	324	13	14
	610	539	635	(25)	71
Other	100	217	219	(119)	(117)
Total generation (3)	5,711	5,535	5,770	(59)	176
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	In Brazil, assured generation levels are used as a proxy for LTA.
(3)	Includes our share of generation in respect of those equity-accounted investments which we do not manage.

Recent Highlights

•
Brookfield Renewable and its institutional partners completed the acquisition of a 33% economic and 50% voting interest in the 417 MW Safe Harbor hydroelectric generating station on the Susquehanna River in Pennsylvania. The facility generates an average of 1,100 GWh annually, possesses storage capabilities supporting daily peaking and is one of the largest conventional hydroelectric facilities in the PJM market.

•
Brookfield Renewable and its institutional partners agreed to acquire the wind portfolio of Bord Gáis Energy for a total enterprise value of up to approximately €700 million ($960 million), subject to customary closing adjustments. The portfolio comprises 321 MW of operating wind capacity with an additional 125 MW currently in construction and an approximate 300 MW development pipeline. The transaction represents Brookfield’s first renewable energy investment outside the Americas and provides a strong foundation to build a scalable renewable energy business in Europe.

•
The 45 MW Kokish River hydroelectric facility in British Columbia entered commercial operation in April 2014. The project was developed by Brookfield Renewable and its partners, the ’Namgis First Nation.

•	Brookfield Renewable and its institutional partners completed the acquisition of the 70 MW Black Bear hydroelectric portfolio in Maine.

•	Liquidity at quarter-end was approximately $1.2 billion, providing the financial resources and flexibility to fund ongoing growth initiatives.

•	On March 21, 2014, Brookfield Renewable was included in the S&P/TSX Composite Index, the benchmark index for the Canadian equity markets.

•      The previously announced distribution increase of 7% to $1.55 on an annualized basis took effect with the March 31, 2014 payment.

Distribution Increase and Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.3875 per limited partnership unit, payable on June 30, 2014 to unitholders of record as at the close of business on May 30, 2014. This distribution is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60-70% of FFO and which increases on average by 3% to 5% annually.

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Distribution Currency Option

The quarterly distributions payable on limited partnership units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its limited partnership units who are resident in Canada to acquire additional units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended March 31, 2014 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals over 6,000 megawatts of installed capacity. Diversified across 71 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to May 2, 2014, the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to adjusted EBITDA, funds from operations and adjusted funds from operations, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

_________________________________________________

FINANCIAL REVIEW FOR THE THREE MONTHS ENDED MARCH 31, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and a reconciliation to net income for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$480	$437
Other income	3	2
Share of cash earnings from equity-accounted investments	7	6
Direct operating costs	(130)	(126)
Adjusted EBITDA(1)	360	319
Interest expense – borrowings	(101)	(102)
Management service costs	(11)	(12)
Current income taxes	(8)	(3)
Less: cash portion of non-controlling interests
Preferred equity	(9)	(7)
Participating non-controlling interests - in operating subsidiaries	(46)	(33)
Funds from operations(1)	185	162
Less: sustaining capital expenditures(2)	(14)	(14)
Adjusted funds from operations(1)	171	148
Add: cash portion of non-controlling interests	55	40
Add: sustaining capital expenditures	14	14
Other items:
Depreciation	(126)	(128)
Unrealized financial instrument gain	-	16
Share of non-cash loss from equity-accounted investments	(6)	(2)
Deferred income tax recovery	(2)	(1)
Other	19	(2)
Net income	$125	$85

Basic and diluted earnings per LP Unit(3)	$0.29	$0.23
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Based on long-term capital expenditure plans.
(3)	Average LP Units outstanding during the period totaled 133.0 million (2013: 132.9 million).

FINANCIAL RESULTS ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table illustrates generation results for the three months ended March 31, 2014 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%.

					Third party
	Proportionate				interests	Consolidated
		Partially-	Equity-
	Wholly-owned	owned	accounted
Generation (GWh)(1)	assets	assets	investments	Total
Hydroelectric generation
United States	1,283	531	66	1,880	711	2,591
Canada	1,309	-	1	1,310	1	1,311
Brazil(2)	978	17	27	1,022	77	1,099
	3,570	548	94	4,212	789	5,001
Wind energy
United States	62	45	-	107	166	273
Canada	337	-	-	337	-	337
	399	45	-	444	166	610
Other	100	-	-	100	-	100
Total generation -2014	4,069	593	94	4,756	955	5,711
Total generation -2013	4,074	419	141	4,634	901	5,535
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	In Brazil, assured energy generation levels are used as a proxy for long-term average.

The following table illustrates our financial results for the three months ended March 31, 2014, including revenues, adjusted EBITDA and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

					Third party
	Proportionate				interests		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS, EXCEPT AS NOTED)	assets	assets	investments	Total
Revenues	$327	$74	$-	$401	$79		$480
Other income	3	-	-	3	-		3
Share of cash earnings from
equity-accounted
investments	-	-	7	7	-		7
Direct operating costs	(99)	(13)	-	(112)	(18)		(130)
Adjusted EBITDA(1)	231	61	7	299	61		360
Interest expense - borrowings	(70)	(16)	-	(86)	(15)		(101)
Management service costs	(11)	-	-	(11)	-		(11)
Current income taxes	(7)	(1)	-	(8)	-		(8)
Preferred equity	(9)	(2) -	-	(9)	-		(9)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(46)	(2)	(46)
Funds from operations - 2014(1)	$134	$44	$7	$185	$-		$185
Funds from operations - 2013(1)	$124	$32	$6	$162	$-		$162
(1)	Non-IFRS measures. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ funds from operations.